Writer’s Direct Number (212) 756-2407	Writer’s E-mail Address Stuart.Freedman@srz.com

June 12, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Ms. Mara L. Ransom

Re:	Albertsons Companies, LLC

Registration Statement on Form S-4

Filed May 19, 2017

File No. 333-218138 (the “Registration Statement”)

Dear Ms. Ransom:

On behalf of Albertsons Companies, LLC (the “Company”) and the other registrants to the Registration Statement (the “Registrants”), we have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in its letter dated June 7, 2017, concerning the Registration Statement (the “Comment Letter”), and respond below. For the convenience of the Staff, we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

On behalf of the Registrants, we hereby file simultaneously by EDGAR Amendment No. 1 to the above referenced Registration Statement addressing comments contained in the Comment Letter.

The Registrants’ responses to the Staff’s comments are as follows:

Financial Statements

1.	We note that the registration statement does not appear to contain the financial information required by Rule 3-10(f)(4) of Regulation S-X. If you are relying on Note 1 to paragraph (f), please ensure that all required narrative disclosure is included in the notes to the financial statements. In this regard, it appears that you provide some, but not all, of the applicable representations in Note 1 to Rule 3-10(f).

The Registrants respectfully advise the Staff that there are no restrictions on the Company’s ability to receive distributions from its subsidiaries to fund interest and principal payments due under the ABL Facility, the Albertsons Term Loans and the Senior Unsecured Notes (as defined and described in the Company’s audited financial statements included in the Registration Statement). Each of the ABL Facility, the Albertsons Term Loans and the Senior Unsecured Notes restrict the ability of the Company to pay dividends and distribute property to the Company’s parent, AB Acquisition LLC. As a result, all of the Company’s consolidated net assets are effectively restricted with respect to their ability to be transferred to AB Acquisition LLC. Notwithstanding the foregoing, the ABL Facility, the Albertsons Term Loans and the Senior Unsecured Notes each contain customary exceptions for certain dividends and distributions, including the ability to make cumulative distributions under the Albertsons Term Loans and Senior Unsecured Notes of up to the greater of $1.0 billion or 4% of the Company’s total assets (which is measured at the time of such distribution) and the ability to make distributions if certain payment conditions are satisfied under the ABL Facility.

The Registrants have revised their disclosure in Note 8 on page F-30 of Amendment No. 1 to reflect the above information.

Exhibits 4.17 and 4.18

2.	We note paragraphs (iv) and (vii) of the release provisions in Section 10.08 of Exhibits 4.17 and 4.18. Please explain to us how the subsidiary guarantees are “full and unconditional” in light of these provisions. Refer to Rule 3-10 of Regulation S-X.

Upon reviewing the Staff’s comment, the Registrants submit that the subsidiary guarantees are “full and unconditional” as that term is defined in Section 2510.4 of the Financial Reporting Manual and other SEC guidance and satisfy the requirements of Item 3-10 of Regulation S-X. The circumstances under which the subsidiary guarantees may be released under paragraphs (iv) and (vii) of Section 10.08 of Exhibits 4.17 and 4.18 are customary for these types of notes and consistent with the list of acceptable circumstances under which guarantees may be released in Section 2510.5 of the Financial Reporting Manual. Please find below a more detailed analysis on why such guarantees are “full and conditional” and satisfy the requirements of Item 3-10 of Regulation S-X.

Pursuant to the terms of the indentures (the “Indentures”) under paragraphs (iv) and (vii) of Section 10.08 of Exhibits 4.17 and 4.18, a subsidiary guarantee may be released in the following circumstances:

•	Section 10.08(a)(iv). Such person is the parent holding company of a Real Estate Subsidiary (as such term is defined in each Indenture) party to a Qualified Real Estate Financing Facility (as such term is defined in each Indenture) if such guaranty is prohibited by the terms of such Qualified Real Estate Financing Facility.

The Registrants advise the Staff that, under the terms of the Indentures, the Real Estate Subsidiaries are limited to holding real property or equity of subsidiaries that hold real property, transfers and dispositions of which are permitted under the terms of the Indentures. Once a subsidiary is designated as a Real Estate Subsidiary by the Company, any debt instruments entered into by such subsidiary are required to be non-recourse to the Company and any of its subsidiaries (other than a Real Estate Subsidiary party to such debt instruments) under the terms of the Indentures, which is similar to the customary treatment of an “Unrestricted Subsidiary” as the Company and the remaining guarantors will not be obligated to make any payments of the underlying obligations. The second bullet under Section 2510.5 provides that a subsidiary guarantor may rely on Rule 3-10 if, pursuant to the terms of an indenture, the subsidiary guarantor will be released automatically if the subsidiary is declared “unrestricted.” As a result of the similarities between Unrestricted Subsidiaries and Real Estate Subsidiaries under the Indentures, the Registrants believe that this is a customary circumstance under which a guarantee may be released and does not impact the “full and unconditional” nature of a guarantee.

•	Section 10.08(a)(vii). The applicable subsidiary ceasing to be a subsidiary as a result of any foreclosure of any pledge or security interest securing obligations under the Credit Facilities (as such term is defined in each Indenture) or other exercise of remedies in respect thereof.

Although such a foreclosure is initiated by a secured party, it is analogous to the Company selling the assets of its subsidiaries. As result, the Registrants submit that this condition is substantially the same as the circumstances in the first bullet point in Section 2510.5 of the Financial Reporting Manual, which provides that the sale of the subsidiary or all of its assets is a customary circumstance. As a result, the Registrants believe that this is a customary circumstance under which a guarantee may be released and does not impact the “full and unconditional” nature of a guarantee.

The Registrants believe the above conditions are closely analogous to the Staff’s guidance and, accordingly, the Registrants respectfully submit that the subsidiary guarantees are “full and unconditional” as that term is defined in Section 2510.4 of the Financial Reporting Manual and other SEC guidance.

Exhibit 5.1

3.	We note that the opinion is limited to the laws of New York; however, the guarantors identified in Schedule A to the opinion letter appear to be organized under the laws of states other than New York. To provide the binding obligation opinion for the guarantors, the opinion must also consider the laws of the states in which the guarantors are organized. Please revise. For guidance, refer to Section II.B.1.e of Staff Legal Bulletin No. 19.

In response to the Staff’s comment, the Registrants have filed a revised opinion of Schulte Roth & Zabel LLP as Exhibit 5.1 to include the applicable laws of the State of Delaware. In addition, the Company has filed a separate opinion of Robert A. Gordon, Executive Vice President, General Counsel and Secretary of Albertsons Companies, LLC, as Exhibit 5.2 to the Registration Statement that covers the applicable laws of states in which registrants are organized other than New York and Delaware. Corresponding changes have been made to the section of the Registration Statement under the heading “Legal Matters.”

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to contact the undersigned at (212) 756-2407.

Very truly yours,

/s/ Stuart D. Freedman

Stuart D. Freedman

CC:	Lisa M. Kohl, the Securities and Exchange Commission

Jennifer López, the Securities and Exchange Commission

Robert A. Gordon, Albertsons Companies, LLC

Robert B. Larson, Albertsons Companies, LLC

Michael E. Gilligan, Schulte Roth & Zabel LLP

Antonio Diaz-Albertini, Schulte Roth & Zabel LLP